
December 1, 2020

Frank Calderoni
Chairman & Chief Executive Officer
Anaplan, Inc.
50 Hawthorne Street
San Francisco, CA 94105

      Re: Anaplan, Inc.
          Form 10-K for the Year Ended January 31, 2020
          Filed March 30, 2020
          File No. 001-38698

Dear Mr. Calderoni:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 53

1. You state that you had 353, 248 and 181 customer with greater than $250,000 of annual recurring revenue as of fiscal year end 2020, 2019 and 2018, respectively. Please tell us how this information provides investors with information regarding the growth of enterprise, and by implication non-enterprise customers, for each period presented as indicated in your response letter dated September 14, 2018. In this regard, your current disclosures do not provide the actual number of total customers for each period presented. Alternatively, in an effort to add context to this information and to better understand the growth from non-enterprise customers, please revise to disclose your actual customer count for each period presented as well as the percentage of revenue generated from this subset of your customer base in future filings.

2. You state in your response to comment 7 in your July 24, 2018 letter that the company does not consider future billings to be a key metric in managing your business and you do not plan to discuss future billings externally. You also state in your risk factor disclosures that you do not believe billings are an accurate indicator of future revenue for any given period of time. Considering your prior response and current disclosures, please explain why you have included quarterly billings information in your investor presentations and are also providing project billings in your Form 8-K earnings releases. Alternatively, to the extent you are using this measure in monitoring your business, revise to disclose billings information in future filings. Refer to Section III.B of SEC Release 33-8350.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary Spiegel - Senior VP & General Counsel, Anaplan